UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

JAVELIN MORTGAGE INVESTMENT CORP.

(Name of Subject Company)

JAVELIN MORTGAGE INVESTMENT CORP.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

CUSIP 47200B104

(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer, Treasurer and Secretary

JAVELIN Mortgage Investment Corp.

3001 Ocean Drive, Suite 201

Vero Beach, Florida 32963
(317) 262-4666

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard A. Silfen, Esq.

Darrick M. Mix, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of this Amendment

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by JAVELIN Mortgage Investment Corp., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (“SEC”) on March 8, 2016, as amended and supplemented by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 10, 2016, Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 15, 2016 and Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 18, 2016 (as so amended from time to time, the “Schedule 14D-9”), relating to the tender offer by JMI Acquisition Corporation, a Maryland corporation and a wholly-owned subsidiary of ARMOUR Residential REIT, Inc., a Maryland corporation, to purchase all of the issued and outstanding Shares, at a per share price of $7.18 in cash (the “Offer Price”), which is equal to 87% of the book value per Share (as calculated in accordance with the Merger Agreement), as of 5:00 P.M., New York City time, on the date that was ten (10) business days prior to the expiration date of the Offer, which was March 18, 2016, net to the holders thereof, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2016 (as amended or supplemented from time to time), and the related Letter of Transmittal (as amended or supplemented from time to time), copies of which were filed with the Schedule 14D-9 and incorporated by reference therein as Exhibits (a)(1)(A) and (a)(1)(B) thereto.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 4 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 4.  Capitalized terms used in this Amendment No. 4 without definition shall have the meanings specified in the Schedule 14D-9.

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Item 2.  Identity and Background of Filing Person

Item 2 (“Identity and Background of Filing Person”) of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the first two paragraphs under the heading entitled “Tender Offer and Merger” with the following:

“Tender Offer and Merger

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by JMI Acquisition Corporation, a Maryland corporation (“Acquisition”) and a wholly-owned subsidiary of ARMOUR Residential REIT, Inc., a Maryland corporation (“ARMOUR” and together with Acquisition, the “Offerors”), to purchase all of the issued and outstanding Shares at a per share price of $7.18 in cash (the “Offer Price”), which is equal to 87% of the book value per share of the Shares (“BVPS”), as of 5:00 P.M. New York City time, on the date that was ten (10) business days prior to the expiration of the Offer, which was March 18, 2016 (the “Calculation Date”), net to the holders thereof, without interest thereon and less any required withholding taxes.  The Offer is described in a combined Schedule TO and Schedule 13E-3 (as amended or supplemented from time to time, the “Schedule TO”), filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on March 7, 2016 and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”).  The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are hereby incorporated herein by reference.

The BVPS as of 5:00 P.M., New York City time, on the Calculation Date was $8.25, resulting in the final Offer Price of $7.18 per Share. The Tender Offer Price and BVPS calculated as of 5:00 P.M., New York City time, on the Calculation Date has been posted to the Company’s website, www.javelinreit.com. For purposes of calculating the Offer Price, BVPS was calculated by the Company, subject to the review and approval of the Special Committee (as defined below), and certified by an authorized representative of the Company, using the following data: (i) the market value of the Company’s agency securities and derivatives as of the Calculation Date, (ii) the appraised value of the Company’s non-agency securities as of the Calculation Date or the most recent prior date as of which such value was determinable, (iii) cash balances in the Company’s bank accounts as of the Calculation Date, (iv) the Company’s repurchase agreement balances and interest payable to repurchase counterparties as of the Calculation Date, and (v) any other tangible assets or liabilities determined in accordance with generally accepted accounting principles, consistently applied, including accruals, as of the Calculation Date, less $1.0 million in respect of the Company’s expenses related to the transactions contemplated by the Merger Agreement (as defined below) not included in the above-referenced accruals.  The Company calculated BVPS using the same valuation methodologies as it has historically used to calculate book value in the Company’s updates, which are typically posted on a monthly basis on the Company’s website, www.javelinreit.com, and furnished as an exhibit to a current report on Form 8-K filed by the Company with the SEC. The market values of agency securities and the appraised values of non-agency securities were determined using valuations for each security in the Company’s portfolio provided by Interactive Data Corporation, a third-party pricing service, and the market values of its interest rate derivatives were determined using pricing provided by Bloomberg’s BVAL pricing service, a third-party service.  The Shares will be purchased by Acquisition.”

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the text and table under the heading entitled “Arrangements with Current Executive Officers and Directors of the Company—Treatment of Shares” with the following:

“The Company’s directors and executive officers who tender the Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other Company stockholders who tender Shares.  To the Company’s knowledge after making reasonable inquiry, all of the Company’s executive officers and directors intend to tender all of their Shares in the Offer. However, any such Shares that are tendered by ARMOUR, any of its subsidiaries, or any officers or directors of ARMOUR, or the Company will not be considered in determining whether the Minimum Condition has been satisfied.

The table below sets forth the number of Shares held by the directors and executive officers of the Company as of March 4, 2016 and the amount of cash consideration they will receive for those Shares, rounded up to the nearest dollar (without taking into account any applicable tax withholdings), if all the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer. Based on the Shares held on March 4, 2016 and the final Offer Price of $7.18, based on the BVPS of $8.25 calculated as of 5:00 P.M., New York City time, on the Calculation Date, directors and executive officers of the Company would be entitled to receive a payment of approximately $3,456,235 in the aggregate for all Shares held by such directors and executive officers.

Name of Director or Executive Officer	Number of Shares		Cash Consideration
Scott J. Ulm	62,525		$448,930
Jeffrey J. Zimmer	92,775		$666,125
James R. Mountain	4,000		$28,720
Mark Gruber	0		$0
Daniel C. Staton	149,664	(1)	$1,074,588
Marc H. Bell	129,613		$930,622
John Chrystal	20,728		$148,828
Thomas K. Guba	7,305		$52,450
Robert C. Hain	3,689	(2)	$26,488
John P. Hollihan, III	5,535		$39,742
Stewart J. Paperin	5,535	(3)	$39,742

(1)   Represents Shares held by DM Staton Family Limited Partnership. These Shares are pledged as security for a line of credit with Credit Suisse. Mr. Staton is a general partner and a limited partner of DM Staton Family Limited Partnership. Mr. Staton has a pecuniary interest in the Shares held by DM Staton Family Limited Partnership.

(2)   Represents Shares held by the RCH Guernsey Trust with HW Trust Company Limited acting as the trustee of the Trust. Mr. Hain is deemed to beneficially own the Shares held by the RCH Guernsey Trust and has a pecuniary interest in the Shares held therein.

(3)   Represents Shares held by the Stewart J. Paperin Family Trust. Mr. Paperin is deemed to beneficially own the Shares held therein.”

Item 4.  The Solicitation or Recommendation

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph under the first full paragraph on page 15 under the heading entitled “Background and Reasons for the Special Committee’s and Board’s Recommendation—Background of the Offer and Merger”:

“On March 20, 2016, the Special Committee convened a telephonic meeting at which JMP and Duane Morris were also in attendance to consider and review, among other things, the final calculation of BVPS in accordance with Section 1.2 of the Merger Agreement.  JMP reviewed with the Special Committee the calculations provided by the Company to determine BVPS, as well as the final Offer Price to be paid by ARMOUR in connection with the Offer and Merger.  Based on such review, the Special Committee approved the final calculation of BVPS.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 21, 2016

JAVELIN MORTGAGE INVESTMENT CORP.

By:	/s/ James R. Mountain
James R. Mountain
Chief Financial Officer, Duly Authorized Officer, Treasurer and Secretary

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